

August 26, 2011

Via Email
Darren Marks
Chief Executive Officer
DNA Brands, Inc.
506 NW 77th Street
Boca Raton, FL 33487

      Re: DNA Brands, Inc.
             Registration Statement on Form S-1
             Filed August 3, 2011
             File No. 333-176001

Dear Mr. Marks:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note from page 6 you have 40,451,030 shares outstanding and from page 5 that you acquired all of the assets, liabilities, and contract rights of DNA Beverage Corporation, including 100% of the common stock of DNA Beverage's wholly owned subsidiary, Grass Roots Beverage Company, Inc., in exchange for issuing 31,250,000 shares of your common stock. From page 44 of Amendment No. 4 to the S-1 (File No. 333-171177) filed on May 27, 2011, we note you held the 31,250,000 shares in trust pending distribution to the shareholders of DNA Beverage Corporation pro rata their respective ownership as of September 8, 2010. Footnote one to the table on page 44 says you do not know when this distribution will happen.

However, based on this S-1, it appears that you have distributed the 31,250,000 shares to the shareholders of DNA Beverage Corporation. Please confirm and advise. Further, please explain how you distributed the shares without registration and your compliance

> with Staff Legal Bulletin No. 4 and Compliance Disclosure & Interpretations 612.15 which can be found on the internet at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

2.   Please also update your financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Email
       William T. Hart, Esq.
       Hart & Trinen, LLP